Caledonia Mining Second Quarter Results 2005

Toronto, Ontario – August 12, 2005:  Caledonia Mining Corporation ("Caledonia") (TSX: CAL,

NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its key financial and operating results for the second quarter ended June 30, 2005. The financial results are reported in

Canadian dollars except where otherwise stated.

Operational Highlights

Barbrook Gold Mine

  Gold production increased by 85% to 1,712 ounces of gold, (Q1: 925 ozs) following continued metallurgical plant improvements.

  Doubling the treatment capacity of the metallurgical plant to 15,000 tonnes per month is currently being designed.  Construction is scheduled to start prior to September 30 and expected to take 3 to 4 months.

  Decision on the construction of a Biox® plant deferred until this plant expansion is completed and has been assessed.

  Economic gold grades have been intersected in the Taylors ore body between 10 and 7 levels in an area previously considered to be barren of gold mineralization.

  Senior management changes including the appointment of Patrick Smith as the Mine Manager.

Exploration

  Drilling commenced on the Grasvally platinum property in May and 3,192 meters drilled during the quarter.

  The planned drilling programs on the Rooipoort platinum property have been completed with 1,227 meters drilled during the quarter.

  Reconnaissance mapping commenced at the Eersteling Gold Project in June to follow-up results from the recent geophysical survey.

  Testing by Mintek of the Nama "A" anomaly ore largely completed. Test work to further optimize the overall cobalt recoveries and concentrate grades will be completed during the third quarter.

  Approval obtained from the Environmental Council of Zambia for an amendment to the existing Environmental Brief to allow pilot plant operations at the Nama Cobalt Project.

Corporate

  In June Caledonia listed on the London Stock Exchange’s AIM Market, ticker symbol "CMCL", and placed a small float of shares into the AIM market in conjunction with financing.

  The financing on AIM raised £1.57 million (Cdn$3.54 million) before expenses.

  A Letter of Intent was signed with a cobalt refinery for the long-term supply of cobalt concentrate from the Nama Project, on condition that the testwork and commercial process is satisfactory.

For the quarter ended June 30, 2005 Caledonia recorded an operating loss of $1.4 million ($0.005 per share) compared with an operating loss of $1.4 million ($0.005 per share) in the same quarter of 2004.

The net loss after all expenses, a change in the application of the accounting policy regarding amortization, ongoing exploration and assay costs, Nama test work costs, and exchange losses was $3.3 million ($0.011 per share) for the quarter ended June 30, 2005. Previously reported results, which excluded amortization, were a net loss of $1.4 million ($0.005 per share) during the same period in 2004.

Reviewing the quarter, Stefan Hayden, President and CEO, said, "I’m pleased to report the performance trend at Barbrook has continued, with gold production up by 85% to 1,712 ounces, despite the mining of a lower grade section.  This was necessary due to the geometry of the ore zone and the mining sequence, and the mining of a higher grade area will recommence in August.  The doubling of the metallurgical plant capacity to treat 15,000 tonnes per month is currently being designed.  The recent completed access of a mineralized zone that was previously considered to be barren should enable Barbrook to effectively double monthly gold production sooner than originally planned.  Construction of the plant expansion will start late in the third quarter and is expected to take 3 to 4 months.  The cost estimate of the plant expansion will be released once the design has been finalized.

At Grasvally, immediately upon receiving the New Order Prospecting Right we mobilized drill rigs to commence a drilling program.  To date, 3,192 meters have been drilled and we anticipate reporting drill results to shareholders during the third quarter.

At Nama, the testing of "A" anomaly ore sample was largely completed with Mintek carrying out additional work to optimize the overall cobalt recoveries and concentrate grades.  We have also taken the first step towards developing the project with the signing of a Letter of Intent with a large cobalt refinery.  The discussions with the refinery are ongoing regarding the next phase of their metallurgical testwork, which is expected to be completed during the third quarter.  Provided that a commercial process is satisfactory, the details of the long-term offtake agreement will then be finalised and a pilot plant will be built as soon as practical at Nama with technical assistance from the refinery.  In anticipation of this, Caledonia has received approval from the Environmental Council of Zambia for an amendment to the existing Environmental Brief to allow for mining operations to feed the pilot plant.  Discussions with a growing number of large end-users continue.

Turning to our exploration projects, a number of programs commenced during the quarter at Grasvally, Kirkerk, Nama and Eersteling, which will be completed during the third quarter, the results of which will be reported to shareholders before the year-end.

In short, I believe Caledonia has made a good start in the first half of 2005 as we have already achieved a number of our stated 2005 objectives.  The second half of the year is expected to be exciting and rewarding for Caledonia.  I anticipate a further increase in gold production from Barbrook which should be favourably impacted by the plant expansion.  Ongoing development of the Nama Cobalt Project, the Rooipoort Platinum Project, and the Mulonga Plains Diamonds Joint Venture drilling which will commence during the third quarter, should contribute to Caledonia’s further growth and success".

Caledonia Management’s Discussion and Analysis was published on August 12, 2005 and is available on the company’s website: www.caledoniamining.com.

For more information, please contact:

Stefan Hayden President and CEO, Caledonia Mining Tel: +27 11 447 2499	Alex Buck / Nick Bias buck-bias Tel: +44 7932 740 452

Further information regarding Caledonia’s operations, exploration activities, press releases and financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward- looking statements are not guarantees, and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations, exploration or development programmes, or the financial condition of the Corporation, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Corporation with the various regulatory authorities having jurisdiction.